
April 15, 2014

Via E-mail
Robert A. Berman
President and Chief Executive Officer
CopyTele, Inc.
900 Walt Whitman Road
Melville, NY 11747

> **Re:** **CopyTele, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 31, 2014**
> **File No. 333-193869**

Dear Mr. Berman:

After reviewing your letters dated March 13, 2014 and April 9, 2014 and the above-referenced registration statement, we have the following comment.

Front Cover Page of the Registration Statement

1. Please refer to our prior comment 2 in our letter dated March 6, 2014 relating to registration statement file number 333-193826 and revise your cover page to include disclosure regarding your concurrent offerings. In this regard, we refer to your registration statements on Form S-3 (file nos. 333-188096 and 333-193826). Specifically, please disclose the total number of shares that are being concurrently offered, the extent to which the concurrent offerings are of a primary and secondary nature, and the portion of that total offered by means of a separate prospectus.

Please contact Mitchell Austin, Attorney-Adviser, at (202) 551-3574 or me at (202) 551-3453 with any questions. If you need further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Adviser

cc: Via E-mail
Sarah E. Williams, Esq.
Ellenoff Grossman & Schole LLP